VSE Corporation
6348 Walker Lane
Alexandria, VA 22310

December 17, 2013

Mr. John Cash, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:            VSE Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 6, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 15, 2013
File No. 0-3676

Dear Mr. Cash:

Below please find the responses to the comments of the Securities and Exchange Commission staff set forth in your letter dated December 3, 2013 regarding the Form 10-K for the fiscal year ended December 31, 2012 and the Definitive Proxy Statement on Schedule 14A (File No. 0-03676) filed by VSE Corporation (also referred to as "we," "us," or "our") with the Commission on April 15, 2013. For the staff's convenience, the comments have been duplicated in this letter along with the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 5

Backlog, page 7

1. To the extent that certain contracts comprise a material portion of your backlog, in future filings please consider adding a risk factor disclosure to specifically identify these contracts and the inherent risks associated with the backlog work being performed.  In addition, in future filings please consider expanding your MD&A disclosure related to the status of work performed in key contracts to help investors better assess your revenue estimates based on the current status of your backlog and the expected impact that such projects may have on your financial statements going forward.

Response: We will disclose in future filings risk factors associated with specific contracts that comprise a material portion of our backlog and expand our MD&A disclosure related to the status of work performed on such contracts and the expected impact that such projects may have on our financial statements going forward.

2. Please tell us, and in future filings disclose what portion of backlog is not reasonably expected to be filled within the current fiscal year, and discuss any seasonal or other material aspects of the backlog, if applicable.  See Item 101(c)(1)(viii) of Regulation S-K.  Otherwise please explain to us why you would not be required to provide such disclosure.

Response: Our reported backlog is comprised of funding received by us in incremental amounts intended to fund work that is generally expected to be completed within six to twelve months following the award of the funding. Accordingly, substantially all of our reported backlog is reasonably expected to be filled within this time. We will disclose this in future filings.

Item 1A. Risk Factors, page 9

General

3. Your risk factor disclosure should provide sufficient qualitative and quantitative disclosure to enable a reader to assess the impact that these risks may have on your results of operations.  In this regard, we note the following:
•
Your risk factor "Our business could be adversely affected by incidents…" on page 9 does not provide sufficient qualitative disclosure for one to understand which aspects of your business operations may expose you to these risks nor does it identify the actual risks or provide examples of past system failures or accidents;

•
Your risk factor "Due to the nature of our work we could potentially be exposed to legal actions…" on page 11 is broadly worded and discusses risks that may apply to many issuers and or businesses; and

•
Your risk factor "Technology security risks and environmental and pollution risks could potentially impact our financial results" on page 11 does not specify to what "certain information and technology security risks" you may be exposed.

Response: In future filings we will provide sufficient qualitative and quantitative disclosure as directed above for risk factor disclosure.

4. In future filings please enhance your disclosures to enable readers to associate the disclosed risks with specific aspects of your business operations.

Response: In future filings we will enhance our disclosures to enable readers to associate the disclosed risks with specific aspects of our business operations.

Global economic conditions and political factors could adversely affect revenues…, page 10

5. With a view towards future disclosure, please tell us how political unrest in Egypt has decreased your revenues.

Response: Services performed by our employees on our Foreign Military Sales ("FMS") Program are, to a certain extent, dependent on our placement of employees in a client country. In 2011, political unrest in Egypt caused us to evacuate employees from that country, resulting in a decline in services performed by our employees for our Egyptian Navy client. Accordingly, this resulted in a decline in our revenues as compared to pre-evacuation periods. Similarly, in 2013 political unrest in Egypt caused a second evacuation from the country. The revenue impact of the 2013 evacuation was reported in our June 30, 2013 and September 30, 2013 Form 10-Qs. We will continue to disclose this revenue impact in future filings.

Technology security risks and environmental and pollution risks could potentially impact our financial results, page 11

6. It appears that this risk factor addresses two separate risks: (1) technology security risks and (2) environmental risks.  In future filings, please revise your risk factor disclosure to address these risks under separate headings.  Also, with respect to the technology security risks, to the extent that these risks may relate to cybersecurity threats, in future filings please clarify your disclosure accordingly as well as consider the Division of Corporation Finance's Disclosure Guidance Topic No 2, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm.

Response: In future filings, we will address these risks under separate headings, and to the extent that technology security risks may relate to cybersecurity threats, we will clarify our disclosure accordingly and conform to the Division of Corporation Finance's Disclosure Guidance Topic No 2.

Item 2. Properties, page 11

7. You disclose that the 30 leased facilities include a total of 1.2 million square feet of office and warehouse space.  To the extent that you consider any of these facilities materially important to your business, in future filings briefly disclose their location.  Refer to Item 102 of Regulation S-K.

Response: We did not consider any of the 30 leased facilities materially important to our business. However, to the extent that we consider any of our leased facilities materially important to our business, we will disclose their location in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies, page 22
Long-lived Assets, page 23

8. In future filings, please more fully discuss the significant assumptions you use to assess the recoverability of your long-lived assets.

Response: In future filings, we will more fully discuss the significant assumptions we use to assess the recoverability of our long-lived assets.

Goodwill and Intangible Assets, page 23

9. Please expand your disclosure in future filings to discuss the significant assumptions you use in your goodwill impairment analysis.  In addition, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values, and goodwill for your reporting units, in the aggregate or individually, if impaired, could materially impact your results of operations or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit:
•	The percentage by which fair value exceeds carrying value;
•	A description of the material assumptions that drive estimated fair value;
•	A discussion of any uncertainties associated with each key assumption; and
•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
If you have determined that estimated fair values substantially exceed the carrying values of each of your reporting units, please disclose that determination.

Response: In future filings we will expand our disclosure to discuss the significant assumptions used in our goodwill impairment analysis. We will provide the requested disclosures for our reporting units relative to estimated fair values and carrying values that could materially impact our results of operations or total shareholders' equity.

Results of Operations, page 24

10. In future annual and quarterly filings please expand your narrative to quantify and discuss the reasons for the changes in consolidated and segment contract costs between comparative periods.  Your narrative should address the main cost drivers affecting consolidated and segment contract costs, including how those costs impacted consolidated operating income and segment earnings during each period presented  and management's expectations of how they may impact future results.

Response: In future annual and quarterly filings, we will expand our narrative to quantify and discuss the reasons for the changes in consolidated and segment contract costs between comparative periods.

Provision for Income Taxes, page 25

11. Please expand your narrative in future filings to discuss and quantify the reasons for any significant differences between your effective tax rates and statutory tax rates for the periods presented, as applicable.

Response: We will expand our narrative in future filings to discuss and quantify the reasons for any significant differences between effective tax rates and statutory tax rates for the periods presented, as applicable.

Liquidity and Capital Resources, page 28
Contractual Obligations, page 30

12. Please expand your table, or provide a footnote disclosure, to include estimated cash requirements for interest expense on your long-term debt for each period presented.  Refer to footnote 46 of the SEC Interpretive Release No. 33-8350.

Response: In future filings, we will provide a notation following the table to show the estimated cash requirements for interest expense on long-term debt.

Item 8. Financial Statements and Supplementary Data, page 32

Note 4 – Property and Equipment, page 43

13. Please explain to us how you determined the accounting treatment for the capitalization of construction costs, including providing us with the significant terms of the lease agreement and citing the accounting literature you relied upon in your analysis.

Response: In our Form 10-K for the fiscal year ended December 31, 2011, we provide details of the significant terms of the lease that required this accounting treatment within the Commitments and Contingencies Footnote.  The footnote states, "We signed a 15-year lease commitment on November 9, 2009 to lease a new building with approximately 95,000 square feet of office space in Springfield, Virginia that will serve as our executive and administrative headquarters beginning in May 2012.  We issued a letter of credit under the lease agreement.  The letter of credit is held by the landlord as security for our performance of obligations under the lease agreement. Under the lease agreement, the landlord has the ability to draw upon the letter of credit during the construction period under certain conditions that are not within our control.  Amounts drawn on the letter of credit are not required to be maintained by the landlord in a separate bank account, which could lead to the comingling of letter of credit proceeds with other funds of the landlord. Due to the lease agreement terms regarding the potential of the landlord drawing on the letter of credit, we have concluded that we are involved in the construction of the building for accounting purposes and, therefore, we are considered the owner of the building during the construction period." The accounting guidance that we followed for this transaction was ASC 840-40-55.

Note 11 – Commitments and Contingencies, page 50
(B) Contingencies, page 51

14. We refer to your agreement with a subcontractor, where you were unable to provide any required work to the subcontractor due to delays in contract awards and protests of contracts awarded to you.  Please clarify to us and disclose in future filings the nature of the amounts charged to income in each of 2011 and 2012.  Additionally, please tell us and disclose in future filings whether you believe you will be subject to any additional material costs given that you have been unable to provide the subcontractor with the work required under the agreement.

Response: This was a work share agreement with the subcontractor for which the work to be shared did not materialize, thereby giving rise to a financial obligation to be paid to the subcontractor and a charge against our income. The work share agreement specified two nine-month periods over which the subcontractor work was to be provided. Because we were not able to provide the work in those periods we were required to pay the subcontractor $750 thousand for each period. The arrangement ended in 2012 and no future costs will be incurred subject to this agreement. We will disclose this in future filings as it relates to prior years.

Note 17 – Selected Quarterly Data, page 57

15. Please disclose gross profit (net revenues less costs and expenses associated directly with or allocated to products sold or services rendered) for each full quarter.  In lieu of disclosing quarterly gross profit you may disclose the costs of revenue which will enable a reader to compute gross profit.  Refer to Item 302(A)(1) of Regulation S-K.

Response: We will disclose costs of revenue ("Contract costs") in future filings.

Definitive Proxy Statement on Schedule 14A

Annual Compensation Review, page 14

16. Please tell us, and to the extent applicable in future filings disclose, how the compensation committee has considered the results of the most recent shareholder advisory vote on executive compensation in determining the 2012 compensation policies and decisions, and, if so, how that consideration affected the executive compensation decisions and policies. See Item 402(b)(1)(vii) of Regulation S-K.

Response: VSE's compensation committee reviewed the prior year's shareholder advisory votes on executive compensation. The shareholders fully endorsed  VSE's executive compensation policies and decisions in 2012, based on the vote at the 2013 Shareholder Meeting, with a 91.6% approval rate with no suggested changes. We will advise the compensation committee of future advisory votes on executive compensation.

Compensation Committee Philosophy and Pay-Setting Process, page 14

17. In future filings, please quantify your statement that the total compensation of competitor executives "is significantly greater than that of their VSE executive peers…"

Response: In future filings, we will disclose the difference in total executive compensation as compared to our peers, and quantify statements such as "significantly greater than." In 2012, our CEO's compensation was 0.40  of the median CEO compensation of our peers.

Executive Compensation Components, page 17

18. In light of your "Peer Companies and Survey Data" disclosure on page 15 where you state that you do not set compensation levels at any specific level or percentile against the peer group data," please explain to us and in future filings revise your disclosure to elaborate on your statement that the committee considers "benchmarks for each executive against relevant market reference points." We may have additional comments following the review of your response.

Response: While VSE considers competitive market data for a peer group of publicly traded companies, our Compensation Committee does not find it useful to quantify, rank or otherwise assign relative percentage targets for determining executive compensation. In light of our "Peer Companies and Survey Data" disclosure on page 15, we believe rewriting the statement on page 17 that "the Committee considers benchmarks for each executive against relevant market reference points" would be appropriate. We plan to revise the sentence in future filings with something to the effect that "relevant market reference points" should be substituted with "similarly situated positions within our selected peer group companies." We understand how the previous statement could have been viewed as confusing.  To clarify, we do not set compensation levels as specific target levels of our peer groups, but we do compare (or benchmark) our executives' compensation with similarly situated executives of our peer group companies.

Performance-Based Monetary Incentive Compensation, page 18

19. With a view towards future disclosure, please tell us whether the performance-based incentive compensation for any of the named executive officers was based upon "operating income targets," and, if so, please provide requisite disclosure about these targets. In this regard, we note your disclose at the end of page 18.

Response: We plan to clarify the language in future filings to reflect VSE's approach to performance based monetary incentives. The CEO maintains discretion on annual performance bonus allocation, which is principally based on 'return on equity' for all NEO's, group executives and staff. Once the bonus pool is determined using the return on equity-based methodology outlined on pages 18 and 19 of the proxy, the CEO will determine the amount distributed to each operating group executive based on the individual segment operating income or that group, taking into consideration performance execution and market factors. VSE does not maintain a specific operating income targets that impact the bonus pool amount distributed to each operating group.

Summary Compensation Table, page 25

20. Refer to Instruction 4 to Item 402(c)(2)(ix) which states among other things that each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for a named executive officer must be quantified and disclosed in a footnote. Please provide us a revised footnote (3) disclosure for year 2012, quantifying the 401(k) contribution and the amounts under the DSC Plan. Please ensure that you comply with this comment in your future filings. Grants of Plan-Based Awards in Fiscal Year 2012 Table, page 26

Response:  The revised footnote (3) disclosure for year 2012, quantifying the 401(k) contribution and the amounts under the DSC Plan is stated below.  In future filings, we will comply with this comment and quantify and disclose each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for a named executive officer.

3.            The amounts reported in column (i) represent 401(k) plan matching contributions allocated to each of the NEOs' accounts pursuant to VSE's Employee 401(k) Plan discussed above under Executive Compensation Components-Other Compensation." Also reported in column (i) is the amount allocated to each NEO's account in the DSC Plan.  See discussion above under "Executive Compensation Components-Deferred Supplement Compensation." The components of the amounts included in column (i) for fiscal year 2012 for each of the NEOs were as follows:

Name	DSC Contribution ($)	401(k) Match ($)	Profit Sharing ($)	Total ($)
Maurice A. Gauthier	147,939	10,000	--	157,939
Thomas R. Loftus	76,927	10,000	--	86,927
Thomas G. Dacus	70,211	9,777	--	79,988
Thomas M. Kiernan	67,665	8,756	--	76,421
John T. Harris	68,223	9,417	22,500	100,140

Grants of Plan-Based Awards in Fiscal Year 2012 Table, page 26

21. Please tell us why you have not provided disclosure under the "Estimated future payouts under non-equity incentive plan awards" column, considering your page 18 disclosure where you discuss payment of performance-based compensation based on achieving "annual results in excess of financial thresholds." Otherwise, in future filings please revise your disclosure in compliance with Item 402(d)(2)(iii) of Regulation S-K, and provide us a revised Grant of Plan-Based Awards table for year 2012.

Response: We plan to revise the language on page 18 of the proxy to clarify that our Board adopts a performance bonus plan on an annual basis based on ROE thresholds, and therefore does not have estimated future payouts on non-equity incentive plans. If results are achieved in excess of financial thresholds, the NEOs will receive the maximum bonus potential as outlined on page 18. The new language will read as follows:

"On an annual basis, the committee recommends and the board adopts a performance bonus plan based on achieving annual financial results based on financial thresholds established by the Committee and approved by the Board at the beginning of each year ("the Bonus Plan")."

Vote on Frequency of Advisory Votes on Executive Compensation, page 33

22. Item 5.07(d) of Form 8-K requires that no later than 150 calendar days after the end of the annual or other meeting of shareholders at which shareholders voted on the frequency of shareholder votes on the compensation of executives, a company is required through an amendment to the Form 8-K to disclose its decision on how frequently the company will include a shareholder vote on the compensation of executives in its proxy materials. In this regard, we note that each of the Form 8-K filed on May 9, 2011 and the Form 8-K filed on May 4, 2012 contain the results of voting on a proposal regarding the frequency of shareholder advisory votes; however, no subsequent amendment to any of these Form 8-Ks were filed disclosing the company's decision on the frequency of the advisory vote. In addition, it appears that the 2013 proxy statement also contains a frequency vote proposal. We are unable to locate the periodic report where you disclose the voting results related to matters submitted to a vote of the stockholders following the annual meeting of shareholders scheduled for May 7, 2013. Please advise and in future filings, please ensure compliance with Item 5.07 of Form 8-K.

Response: On Dec. 12, 2013 VSE filed an 8-K disclosing the voting results related to the matters voted on by shareholders at the annual meeting on May 7, 2013. On December 17, 2013 VSE filed an amendment to its December 12, 2013 8-K, setting forth , as required by 8-K Item 5.07 (d), the final decision by the Board of Directors regarding the frequency of shareholder votes on executive compensation. We realize the 8-K and the amendment were filed after the 150 calendar day requirement following the annual meeting.  We understand the importance of this filing, and we will ensure compliance with Item 5.07 of Form 8-K in future 8-K filings.

In connection with this response to your comments, we hereby acknowledge that:

• we are responsible for the adequacy and accuracy of the disclosure in our filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

• we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this response, please contact me at (703) 329-4263.

Sincerely,

/s/ /Thomas R. Loftus

Thomas R. Loftus
Executive Vice President and
Chief Financial Officer